BBJ Environmental Technologies, Inc.

6802 Citicorp. Blvd.

Tampa, Florida 33619

June 6, 2003

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	BBJ Environmental Technologies, Inc. (“BBJ”) Registration Statement on Form SB-2 under the Securities and Exchange Act of 1933, as amended (the “Securities Act”), Registration Number 333-92238 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act, please withdraw the above-referenced Registration Statement which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2002. BBJ has determined that, at this time, it is no longer in its best interest to proceed with the contemplated offering. BBJ did not sell any securities under the Registration Statement. Consequently, BBJ hereby requests that the Registration Statement be withdrawn.

Sincerely,

/S/    ROBERT BAKER

Robert Baker

Chief Executive Officer

BBJ Environmental Technologies, Inc.